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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1 )



                              DIANON SYSTEMS, INC.
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                                (Name of Issuer)

     COMMON STOCK, PAR VALUE $.01 PER                            252826102
                   SHARE
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      (Title of class of securities)                          (CUSIP number)

           G.S. BECKWITH GILBERT                       DENNIS J. BLOCK, ESQ.
      FIELD POINT CAPITAL MANAGEMENT                  WEIL, GOTSHAL & MANGES
                  COMPANY                                767 FIFTH AVENUE
           104 FIELD POINT ROAD                      NEW YORK, NEW YORK 10153
            GREENWICH, CT 06830                           (212) 310-8000
              (203) 629-8757
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(Name, address and telephone number of person authorized to receive notices and communications)

                                 NOT APPLICABLE
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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


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CUSIP No. 252826102                                     13D-PAGE 2
------------------------------------   ----------------------------------------


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     1        NAME OF REPORTING PERSON:                   G.S. Beckwith Gilbert

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A)  [X]
                                                                      (B)  [ ]
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     3        SEC USE ONLY

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     4        SOURCE OF               PF
              FUNDS:*

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e):                                       [_]
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     6        CITIZENSHIP OR PLACE OF                          United States
              ORGANIZATION:

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     NUMBER OF          7     SOLE VOTING POWER:               1,678,049 **
       SHARES
                     -----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:               121,951 ***
      OWNED BY
                     -----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER           1,678,049 **
     REPORTING
                     -----------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE                 121,951 ***
                              POWER:
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,800,000

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES:*                                                    [_]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          26.7%

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     14       TYPE OF REPORTING PERSON:*            IN

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*     SEE INSTRUCTIONS BEFORE FILLING OUT!
**    Of these shares, 121,951 shares are held in Mr. Gilbert's IRA account.
***   Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

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CUSIP No. 252826102                                       13D-PAGE 3
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     1        NAME OF REPORTING PERSON:                   Gilbert Family Trust

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)  [X]
                                                                    (B)  [ ]
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS:*       OO

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e):                                      [_]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

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     NUMBER OF          7     SOLE VOTING POWER:               121,951
       SHARES
                     -----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             -0-
      OWNED BY
                     -----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER:          121,951
     REPORTING
                     -----------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        -0-

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  121,951

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES:*                                                   [_]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.8%
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     14       TYPE OF REPORTING PERSON:*            OO

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* SEE INSTRUCTIONS BEFORE FILLING OUT!

     This is Amendment No. 1 to the Statement on Schedule 13D (the "Original
Schedule 13D") filed by Mr. G.S. Beckwith Gilbert and the Gilbert Family Trust with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of DIANON Systems, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein without definition have the meanings ascribed to them in the Original Schedule 13D.

Item 1.     Security and Issuer
            -------------------

     This statement relates to the shares of Common Stock of the Company, the principal executive offices of which are located at 200 Watson Boulevard, Stratford, Connecticut 06497.

Item 2.     Identity and Background
            -----------------------

     This statement is being filed by Mr. G.S. Beckwith Gilbert and the Gilbert Family Trust (the "Trust") (Mr. Gilbert and the Trust will be hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). Mr. Gilbert is a trustee of the Trust and, accordingly, Mr. Gilbert and the Trust may be deemed to be a "group" solely for purposes of Rule 13d-5(b).

     Mr. Gilbert's principal occupation is President, Chief Executive Officer and Director of Field Point Capital Management Company, which is principally engaged in the



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

business of consulting and merchant banking. His principal address is 104 Field Point Road, Greenwich, Connecticut 06830. Mr. Gilbert is a citizen of the United States of America.

     The Trust is an irrevocable generation skipping trust established under the laws of the State of Connecticut. The Trust's principal business address is 35 Vista Drive, Greenwich, Connecticut 06830. The trustees of the Trust are Mr. Gilbert, Katharine S. Gilbert and Michael P. Schumaecker (each, individually, a "Trustee" and collectively, the "Trustees"). The principal occupation and address of Mr. Gilbert is set forth above. Mrs. Gilbert is a homemaker and her address is 35 Vista Drive, Greenwich, Connecticut 06830. Mr. Schumaecker is an attorney and his principal business address is One Battery Park Plaza, New York, New York 10004. Each of the Trustees is a citizen of the United States.

     During the last five years, neither the Reporting Persons nor the Trustees have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations



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

of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

     On October 12, 1995, Mr. Gilbert purchased 878,049 shares of Common Stock and a warrant to purchase 800,000 shares of Common Stock (the "Warrant") from the Company for a total consideration of $5,112,000 (of which 121,951 shares of Common Stock were purchased by Mr. Gilbert's IRA account for total consideration of $500,000). Of the total consideration paid by Mr. Gilbert, $4,816,000 was paid in cash and the balance in the form of a two-year promissory note in the principal amount of $296,000 that bears interest at an annual rate of 7%. The cash payment made by Mr. Gilbert for these shares of Common Stock and Warrant was derived from his personal funds.

     On October 12, 1995, the Trust purchased 121,951 shares of Common Stock from the Company for cash consideration of $500,000. The Trust paid for these shares of Common Stock with its own funds.

     On October 29, 1996, Mr. Gilbert purchased 800,000 shares of Common Stock pursuant to the exercise of the Warrant previously issued to him by the Company as described above. The total consideration paid by Mr. Gilbert was



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


$4,000,000, which was derived from his personal funds. Pursuant to the Warrant, as amended, Mr. Gilbert exercised his right to elect that the expiration date of the Warrant would be November 1, 1996 rather than October 4, 1997 (upon such election, the exercise price per share of Common Stock, as provided in the Warrant, adjusted from $6.00 to $5.00). As provided in the Warrant, in connection with Mr. Gilbert's election, the Company extinguished, as an adjustment to the purchase price paid for the Warrant, Mr. Gilbert's two-year promissory note in the principal amount of $296,000 upon payment by Mr. Gilbert of the accrued interest due and owing on such note.

Item 4.    Purpose of Transaction
           ----------------------

     On October 12, 1995, the Reporting Persons completed the acquisition from the Company of an aggregate of 1,000,000 shares of Common Stock and the Warrant to purchase an additional 800,000 shares of Common Stock. The acquisition was consummated pursuant to the terms of a Stock and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of October 4, 1995, among the Reporting Persons and the Company. Mr. Gilbert was elected to the Company's Board of Directors effective upon the Reporting Persons' acquisition of their shares of Common Stock and the Warrant.



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


     The Reporting Persons acquired their shares of Common Stock and the Warrant for the purposes of investment and to obtain a significant equity interest in the Company. As a director of the Company, Mr. Gilbert participates in and influences the formulation of the business plans and strategies of the Company.

     The Warrant was immediately exercisable for 800,000 shares of Common Stock, subject to adjustment, and by its terms expires on October 4, 1997. The original exercise price per share was $6 (subject to adjustment), except that the Warrant granted Mr. Gilbert the right within one year of the date of the Warrant to forego the second year of the Warrant with respect to some or all of the shares covered thereby and, thereafter, the Warrant would evidence the right to purchase the shares with respect to which the election is made on or prior to October 4, 1996 at $5 per share (subject to adjustment). The Company and Mr. Gilbert subsequently amended the Warrant to extend from October 4, 1996 to October 31, 1996 the date by which Mr. Gilbert could make the election described in the preceding sentence.

     The Purchase Agreement provides that the Company will cause Mr. Gilbert to be included in the slate of nominees recommended by its Board of Directors to the



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

Company's stockholders for election as a director at each annual meeting of the stockholders of the Company and shall seek to cause the election of Mr. Gilbert, including soliciting proxies in favor of the election of Mr. Gilbert. This right in favor of Mr. Gilbert will continue until such time as Mr. Gilbert and his affiliates (the "Gilbert Entities") own voting securities representing less than 5% of the voting power of the Company's outstanding voting securities, in which event Mr. Gilbert would not be entitled to be included in the slate of nominees subsequently recommended by the Board of Directors.

     The Purchase Agreement further provides that until the earliest of (a) the seventh anniversary of the date of the Purchase Agreement, (b) such date as the Gilbert Entities cease to beneficially own voting securities representing 5% or more of the voting power of the Company's outstanding voting securities and (c) the occurrence of certain other events specified in the Purchase Agreement (the earliest of such dates being referred to as the "Standstill Termination Date"), the Gilbert Entities will not, without the prior written consent of the Company, beneficially own any voting securities except for the (1) shares of Common Stock purchased pursuant to the Purchase Agreement, (2) shares of Common Stock issuable upon exercise of the Warrant, (3) shares of Common Stock issuable to Mr. Gilbert as a non-employee director of the Company by the Company and (4) additional voting securities of the Company so long as the voting power of such additional voting securities, together with the voting power of the shares referred to in clauses
(1) through (3) then owned by the Gilbert Entities (calculated without giving effect to the agreements referred to in the succeeding paragraph), does not equal or exceed 25% of the voting power of the Company's outstanding voting securities.

     The Gilbert Entities also have agreed that until the Standstill Termination Date (or unless amended following a favorable stockholder vote at the first annual meeting subsequent to the date of the Purchase Agreement as described in the second succeeding paragraph below), they will vote any voting securities of the Company owned by them representing votes in excess of 1,056,978 votes in the same proportion as the votes cast by other holders of the Company's voting securities on all matters to be voted on by such holders. Notwithstanding the foregoing, the Gilbert Entities will be free to vote all of their voting securities in such manner as they determine in their sole discretion with respect to any "low return transaction" (as defined in the Purchase Agreement). The Gilbert Entities have also



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


agreed, subject to the second preceding sentence, to vote all outstanding voting securities beneficially owned by them for the election of the Company's nominees as directors of the Company.

            The Gilbert Entities have also agreed that until the Standstill Termination Date, they will not, directly or indirectly, sell, transfer or otherwise dispose of any voting securities of the Company or the Warrant except for transfers after the second anniversary of the date of the Purchase Agreement pursuant to the exercise of registration rights set forth in the Registration Rights Agreement, dated October 4, 1995, among the Reporting Persons and the Company (the "Registration Rights Agreement") or a transaction that complies with the volume, time period and manner of sale provisions contained in Rules 144(e) and (f) under the Securities Act of 1933; provided, that except with respect to underwritten offerings pursuant to the Registration Rights Agreement, the Gilbert Entities have agreed to use their best efforts so that no such transfers are made knowingly to any person that, after giving effect to the transfer, would beneficially own voting securities representing more than 10% of the voting power of the Company's outstanding voting securities. The Gilbert Entities also will be permitted during this period to make



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

transfers of shares pursuant to any bona fide tender or exchange offer to acquire shares of Common Stock, provided, that, during the first two years after the date of the Purchase Agreement, such offer has been approved and recommended by the Company's Board of Directors, and transfers to any affiliate of Mr. Gilbert that has agreed to be bound by the provisions of the Purchase Agreement. Until the Standstill Termination Date, the Gilbert Entities have agreed to certain other matters, including that they will not solicit proxies or become a "participant" in a "solicitation" in opposition to the recommendation of the majority of the directors of the Company, with certain exceptions, or to offer or propose to enter into, among other transactions, any merger or other business combination transaction involving the Company.

     The Purchase Agreement also provides that at the first annual meeting of stockholders after the date of the Purchase Agreement, the Company will submit a proposal to the Company's stockholders (the "Voting Proposal") to enable the voting limit of the Gilbert Entities described above to be increased to 20% of the voting power of the outstanding voting securities of the Company and the Company and Board of Directors will use their best efforts to obtain such approval. If the Company's stockholders do not approve the

Voting Proposal, Mr. Gilbert will have the right within thirty days after the meeting to rescind some or all of the Warrant then outstanding and, upon such rescission, the Company will be required to pay Mr. Gilbert an amount equal to $1.52 per Warrant share in cash and cancel a pro rata portion of the then outstanding principal amount of the note issued by Mr. Gilbert to the Company as described in Item 3 above.

     The Purchase Agreement also requires the Company until the Standstill Termination Date to give the Gilbert Entities written notice if the Company desires to enter into a merger, consolidation or other specified business combination transactions and the Company will not enter into an agreement with respect to any such proposed transaction and shall negotiate in good faith with the Gilbert Entities for a period of 15 business days after the date of such notice with a view towards reaching a mutually beneficial transaction. If, after such 15 business day period, the Company were to enter into an agreement with respect to a proposed transaction pursuant to which the Reporting Persons were to receive proceeds in an amount that is less than the amount of their cash investment in the shares of Common Stock purchased pursuant to the Purchase Agreement, the Warrants and the shares issuable upon exercise thereof plus a return on such investment at the compounded annual rate of 10% from the date of investment, then, notwithstanding the "standstill provisions" of the Purchase Agreement, Mr. Gilbert and his affiliates will have the right to make and consummate one or more offers to the Company to acquire the Company in a merger transaction or to the stockholders to acquire all of their shares of Common Stock at a price higher than the price being offered in the transaction approved by the Company's Board of Directors.

            The Purchase Agreement also provides that the Company's stockholder rights plan will not be amended so as to deprive the Gilbert Entities of the benefits afforded by the Purchase Agreement and, if the Company's Board of Directors were to amend the plan to allow any person or related group of persons to acquire voting securities representing greater voting power than that represented by the voting securities owned by the Gilbert Entities, then the plan also would be amended to allow the Gilbert Entities to acquire voting securities representing such greater voting power. The Gilbert Entities also have been granted certain rights to purchase securities from the Company upon issuances by the Company of voting securities to third parties in amounts sufficient to maintain their voting power and to participate in any issuances by the Company to any


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

person or group or related persons that would give such person or group a greater percentage of the equity or voting power of the Company such that the Gilbert Entities would thereafter own the same equity percentage and voting power as the third party person or group.

     The foregoing is a summary of certain provisions of the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2 to the Original Schedule 13D. Subject to the foregoing, the Reporting Persons may from time to time seek to acquire additional shares of Common Stock subject to availability at prices deemed attractive, or dispose of shares of Common Stock.

     At a meeting held on October 24, 1996, the Company's stockholders approved the Voting Proposal.

     Except as set forth above, the Reporting Persons currently have no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

     (a) Mr. Gilbert beneficially owns 1,800,000 shares of Common Stock (including 121,951 shares held in Mr. Gilbert's IRA account and 121,951 shares held by the Trust), representing approximately 26.7% of the Company's outstanding shares of Common Stock (based upon 5,931,298 shares reported to be outstanding as of September 20, 1996 in the Company's proxy statement relating to the annual meeting of stockholders held on October 24, 1996 plus 800,000 shares issued upon Mr. Gilbert's exercise of his warrant as described in Item 3 above). The Trust beneficially owns 121,951 shares of Common Stock, representing approximately 1.8% of the Company's outstanding Common Stock. Solely as a result of their positions as trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock of the Company beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those Common Shares.

            (b) Subject to the provisions of the Purchase Agreement, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,678,049 shares of Common Stock beneficially owned by him and shared power (with the other Trustees) to vote or to direct the vote and to dispose or to direct the disposition of the 121,951 shares of Common Stock owned by the Trust. Subject to the provisions of the Purchase Agreement, the Trust, acting through its Trustees, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 121,951 shares of Common Stock owned by it. Subject to the provisions of the Purchase Agreement, neither of the Reporting Persons shares with any other person the power to vote or to direct the vote or the power to dispose or to direct the disposition of any other Common Shares.

     (c) Except for the transaction referred to in Item 3, neither of the Reporting Persons nor the Trustees have effected transactions in the Common Stock of the Company during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            -----------------------------------

     Except as noted in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.




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
Item 7.     Material to be Filed as Exhibits
            --------------------------------

     1. Joint Filing Agreement, dated October 16, 1995, between G.S. Beckwith Gilbert and the Gilbert Family Trust.*

     2. Stock and Warrant Purchase Agreement, dated as of October 4, 1995, among the Gilbert Family Trust, the G.S. Beckwith Gilbert I.R.A. Contributory Account, G.S. Beckwith Gilbert and DIANON Systems, Inc.*

     3. Warrant, dated as of October 4, 1995, executed by DIANON Systems, Inc. in favor of G.S. Beckwith Gilbert.*

     4. Registration Rights Agreement, dated as of October 4, 1995, among the Gilbert Family Trust, the G.S. Beckwith Gilbert I.R.A. Contributory Account, G.S. Beckwith Gilbert and DIANON Systems, Inc.*






---------------------
*  Filed as an exhibit to the Original Schedule 13D




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


                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1996              /s/ G.S. Beckwith Gilbert
                                     -------------------------
                                     G.S. Beckwith Gilbert










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

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1996            GILBERT FAMILY TRUST



                                    By: /s/ G.S. Beckwith Gilbert
                                       -----------------------------
                                        G.S. Beckwith Gilbert
                                        Trustee






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